December 15, 2016

Mr. Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC  20549-4720
Mail Stop 3561

Re:	PharMerica Company
Form 10-K for the Year Ended December 31, 2015
Filed February 26, 2016
Response dated November 14, 2016
File No. 001-33380

Dear Mr. Arakawa:

This letter responds to a comment letter (the “Comment Letter”) received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (herein referred to as the “Commission”) dated December 1, 2016 regarding the above referenced filing by PharMerica Corporation (“PharMerica” or the “Company”).

In response to the Comment Letter, and to facilitate review, the Company has repeated the text of the Staff’s comment below and followed the comment with the Company’s response.

Form 10-Q for the Quarter Ended September 30, 2016

Use of Non-GAAP Measures for Measuring Quarterly Results, page 30

1)
We note your response to comment one. You state each litigation matter for which expenses are included in settlement, litigation and other related charges is related to a discreet and unique set of facts that are not attendant to the Company’s normal and continued business activity. Please clarify how you define litigation matters as “discreet and unique” and how you differentiate them from matters that relate to your normal and continued business operations. Please also describe and quantify each discreet and unique matter that is included in your settlement, litigation and other related charges for the year ended December 31, 2015 and the nine months ended September 30, 2016.

Company’s response:

The settlement and litigation expenses incurred by the Company included in settlement, litigation and other related charges relate to unique matters that are not part of the day-to-day operations of the Company's business.  All other litigation matters that are attendant to the Company’s day-to-day operations are expensed as part of our on-going operations and included in selling, general and administrative expenses.  Each litigation matter for which expenses are included in settlement, litigation and other related charges is related to a discreet and unique set of facts that are not attendant to the Company's normal and continued business activity.

During the year-ended December 31, 2015 and the nine months ended September 30, 2016, the Company had the following matters included in settlement, litigation and other related charges:

Description of Matter	Year Ended December 31, 2015	9 Months Ended September 30, 2016

Anti-Kickback Litigation - Amgen	$7,672,811	$55,490

Anti-Kickback Litigation - Depakote	1,026,550	307,777

AmerisourceBergen Litigation	3,520,354	5,777,613

Attorney Fees - Government Investigations	811,994	349,137

Other	324,963	719,994

	$13,356,672	$7,210,011

Amgen Settlement

On January 31, 2014, a relator, Frank Kurnik, on behalf of the U.S. Government and various state governments served its complaint filed in the United States District for the District of South Carolina alleging that the Company solicited and received remuneration in violation of the Federal Anti-Kickback Statute from drug manufacturer Amgen in exchange for preferring and promoting Amgen's drug Aranesp over a competing drug called Procrit. The complaint was served on the Company on January 31, 2014 and subsequently amended on April 24, 2014.  The U.S. Government had declined to intervene in the case.  The Company's motion to dismiss the case was denied by the Court on July 24, 2014.  The Court of Appeals affirmed the trial court's decision.  On January 13, 2015, the Company again moved to dismiss the complaint and on March 23, 2015, the second motion was denied.  On April 2, 2015, the Company moved the court to reconsider its denial of the second motion to dismiss and that motion was denied.  On December 2, 2015, the Company and the Department of Justice settled this matter for $2.5 million plus the relator's attorney fees of approximately $2.0 million in an effort to avoid incurring additional legal costs. The Company did not admit any wrong doing in this matter.

The Amgen Settlement is considered a discreet and unique matter as the settlement costs themselves and attorney’s fees were not part of the ongoing operations of the business, such as attorney fees related to regulatory compliance, SEC reporting, employee matters, professional liability claims, collection matters or legal costs associated directly with the Company’s operations.

Depakote Settlement

The U.S. Department of Justice, through the U.S. Attorney's Office for the Western District of Virginia, investigated whether the Company's activities in connection with the agreements it had with the manufacturer of the pharmaceutical Depakote violated the False Claims Act or the Anti-Kickback Statute. The Company cooperated with this investigation and believes that it complied with applicable laws and regulations with respect to this matter. On May 29, 2014, the United States District Court for the Western District of Virginia entered an order unsealing two previously partially sealed qui tam complaints, entitled United States, et al., ex rel. Spetter v. Abbott Laboratories. Inc., Omnicare, Inc., and PharMerica Corp., No. 1:07-cv-00006 and United States, et al., ex rel. McCoyd v. Abbott Laboratories, Omnicare, Inc., PharMerica Corp., and Miles White, No. 1:07-cv-0008.  The Company entered into a settlement agreement on October 6, 2015 with the Department of Justice, with approvals from the National Association of Medicaid Fraud Control and the Department of Health and Human Services Office of Inspector General.  In the settlement, the Company agreed to pay $9.2 million to resolve the matter in an effort to avoid the incurrence of additional legal costs. The Company did not admit to any wrong doing in this matter.

The Depakote Settlement is also considered a discreet and unique matter for essentially the same reasons as the Amgen Settlement noted above.

AmerisourceBergen Litigation

On September 10, 2014, the Company filed a Complaint in Jefferson Circuit Court in Louisville, Kentucky against AmerisourceBergen Drug Company (“ABDC”) for failure of ABDC to comply with certain pricing and rebate provisions of a certain Prime Vendor Agreement (the "Previous PVA") between the Company and ABDC. The Company subsequently filed a First Amended Verified Complaint on September 26, 2014 asserting additional breaches of the Previous PVA.

On March, 2, 2015, the Company notified ABDC of its intent to terminate the Previous PVA effective April 1, 2015.  The Company also announced that it had entered into a Prime Vendor Agreement with Cardinal Health (the “Cardinal Health PVA”) effective April 1, 2015.  On March 3, 2015, the Company received a letter from ABDC terminating the Previous PVA effective immediately based upon the Company's alleged failure to pay certain disputed miscellaneous charges and the Company's signing of the Cardinal Health PVA.  The Company believes ABDC did not have the right to immediately terminate the contract pursuant to the terms of the Previous PVA. On March 6 and March 13, 2015, the Company withheld from ABDC normal recurring payments for drug purchases of approximately $48.8 million.  On May 18, 2015, ABDC filed an Amended Counterclaim seeking additional financial damages against the Company and asserted claims against two counter-defendants.  On November 23, 2015, the Company filed its Third Amended Complaint against ABDC for additional financial damages, amounts overcharged by ABDC, and for certain rebates not paid by ABDC under the Previous PVA. The Company and ABDC have completed discovery and it appears likely the litigation will proceed to trial in early 2018, if the matter is not settled by the parties at an earlier date.

The ABDC litigation is another type of dispute that does not normally arise out of the Company’s continued operating activities.  Over the past seven years, this is the only lawsuit that the Company has filed against one of its suppliers.  The basis for the dispute, the interpretation of contractual provisions and the conduct of its supplier, is not the type of activity that arises from the Company’s business on a regular basis.

Please contact me if you have any questions or need any additional information.

Sincerely,

/s/ Gregory S. Weishar
Gregory S. Weishar
Chief Executive Officer